2005
ANNUAL
REPORT

GILDAN

GILDAN

PART OF YOUR LIFE

2005 ANNUAL REPORT GILDAN PART OF YOUR LIFE

2	HIGHLIGHTS

12	MESSAGE FROM THE CHAIRMAN

14	MESSAGE FROM THE PRESIDENT AND CEO

16	MANAGEMENT TEAM

18	BOARD OF DIRECTORS

20	MANAGEMENT’S DISCUSSION AND ANALYSIS

46	FINANCIAL STATEMENTS

our mission: to deliver better value through better design

2 Gildan 2005 Annual Report
FINANCIAL HIGHLIGHTS
In thousands of U.S. dollars, except per share data and ratios

FISCAL
2005	2004	2003	2002	2001	2000

STATEMENT OF EARNINGS
Sales	$653,851	$533,368	$431,195	$382,312	$329,075	$312,492
EBITDA(1)	$117,659	$91,774	$81,451	$66,775	$19,863	$56,290
Net earnings	$86,043	$60,251	$53,156	$42,437	$668	$37,162
Earnings per share (diluted)(2)	$1.43	$1.01	$0.89	$0.72	$0.01	$0.64

CASH FLOW
Operating cash flow(3)	$122,843	$88,485	$73,650	$59,681	$10,810	$44,843
Change in non-cash working capital balances	$(29,593)	$(29,565)	$(9,930)	$54,564	$(19,084)	$(17,433)
Capital expenditures, net of disposals	$(86,124)	$(53,684)	$(39,415)	$(41,895)	$(32,133)	$(31,917)

FINANCIAL POSITION
Total assets	$597,516	$488,815	$429,663	$315,266	$304,747	$265,932
Net assets	$504,487	$412,242	$358,477	$261,162	$241,060	$225,868
(Cash in excess of debt)
Net indebtedness	$(18,675)	$(4,082)	$4,219	$31,873	$103,879	$62,970
Shareholders’ equity	$420,560	$327,595	$264,203	$171,337	$126,000	$131,378
Net indebtedness / Total capitalization	(4.6)%	(1.3)%	1.6%	15.7%	45.2%	32.4%

FINANCIAL RATIOS
EBITDA margin	18.0%	17.2%	18.9%	17.5%	6.0%	18.0%
EBITDA interest coverage	25.5	x	14.9	x	12.7	x	7.9	x	2.2	x	8.1	x
Net earnings margin	13.2%	11.3%	12.3%	11.1%	0.2%	11.9%
Return on shareholders’ equity	23.7%	21.0%	25.3%	29.5%	0.5%	33.5%

(1)	Earnings before interest, taxes, depreciation and amortization.

(2)	On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all shareholders of record on May 20, 2005. All per share data reflect the effect of the stock split.

(3)	Cash flow from operating activities before net changes in non-cash working capital balances.

Gildan 2005 Annual Report	3
FINANCIAL PERFORMANCE
In 2005, we again achieved record financial results with strong growth in sales and earnings.

(1)	Excluding unusual and other adjustments which totalled $32.1 million, net of taxes, detailed in the Company’s fiscal 2001 Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) available at www.gildan.com.

(2)	Excluding a charge of $3.2 million, net of taxes, to satisfy the Company’s contractual commitments to H. Greg Chamandy, as described on page 26 of the MD&A, and an adjustment of $3.3 million, net of taxes, due to the functional currency change on cost of sales as a result of revaluing opening inventories, as described on page 24 of the MD&A.

(3)	Excluding a special charge of $7.0 million, net of taxes, relating to the closure of the Company’s Canadian yarn-spinning operations, as described on page 26 of the MD&A.

4 Gildan 2005 Annual Report
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Gildan 2005 Annual Report	5
CAPITAL EXPENDITURES AND CASH FLOW
We continued to generate positive free cash flow after financing significant capital investments for capacity expansion.

(1)	Capital expenditures, net of disposals.

(2)	Cash flow from operating activities less cash flow from investing activities.

6 Gildan 2005 Annual Report
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Gildan 2005 Annual Report	7
SALES PERFORMANCE
In 2005, we further increased our market share in the U.S. wholesale distributor channel for screenprinted T-shirts, sport shirts and sweatshirts.
All market share and unit growth data are based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions, and reflect shipments from U.S. distributors to screenprinters. In 2004, three distributors did not participate in the S.T.A.R.S. Report. In 2005, one main distributor did not participate in the S.T.A.R.S. Report.
S.T.A.R.S data for 2005 is for the nine-month period ending September 30, whereas data for prior years is for the full calendar year. Full year data for 2005 is not yet available at date of publication of this Annual Report.

8 Gildan 2005 Annual Report
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Gildan 2005 Annual Report	9
GLOBAL LOW-COST MANUFACTURING AND SUPPLY CHAIN
We began operations in our new Dominican Republic manufacturing hub and announced further textile capacity expansion in Honduras. We also undertook a major expansion at our U.S. distribution centre.

10 Gildan 2005 Annual Report
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Gildan 2005 Annual Report	11
STOCK MARKET PERFORMANCE
Our shareholders continued to benefit from exceptional growth in our share price and equity market capitalization in 2005.
CUMULATIVE RETURNS
(value of CA $100 invested on June 17, 1998)

	June 17,	October 4,	October 3,	October 1,	Sept. 30,	Sept. 29,	October 5,	October 3,	October 2,
	1998	1998	1999	2000	2001	2002	2003	2004	2005

Gildan Activewear	$100	$109	$238	$481	$367	$639	$741	$690	$1,722

Russell 2000 Index	100	79	95	117	91	81	115	132	150

S&P/TSX Composite Index	100	77	96	144	95	85	105	122	153

S&P500 Index	100	91	116	130	94	75	93	102	111

(1)	Share prices reflect the effect of the February 2001 and May 2005 two-for-one stock splits.

(2)	Until August 31, 1999, Gildan shares in the U.S. were listed on the American Stock Exchange.

12 Gildan 2005 Annual Report
MESSAGE FROM THE CHAIRMAN
“My co-Directors and I feel that the leadership of Gildan could not be in better hands.”
I am honoured to have been Chairman of the Board of Directors for my first year. 2005 has been another outstanding year for Gildan, of which we are very proud. Our management team has again delivered outstanding results, while also working hard to build a first-class reputation with all of the Company’s external stakeholders. Glenn Chamandy’s objective, with the encouragement and support of the Board, is to combine the entrepreneurial culture which has made Gildan such a success story with the highest standards of ethical conduct, corporate governance, corporate social responsibility and transparency in communications.
I am committed, along with your other Directors, to continually review our corporate governance practices in order to be the forefront of responding to changing expectations, as communicated by regulators and institutional investors. For example, in our Proxy Circular for this year’s Annual Meeting, we are giving shareholders the opportunity to vote for Directors on an individual basis, rather than as a combined slate of nominees, as was our practice in previous years.
This brings me to changes in the composition of our Board. Bill Houston, who has been a Director since 1997, prior to Gildan’s Initial Public Offering, will not stand for re-election, having reached our retirement age of 71. Both the Board and the management team have benefited over the years from Bill’s years of experience in the U.S. textile industry and his wise business counsel. Also, having resigned this year from his position as Dean of the Faculty of Management of McGill University, Gerald Ross has decided to step down from Gildan’s Board. We appreciate the contributions of both Bill and Gerald, and wish them happiness and success for the future.
In June, 2005, Sheila O’Brien joined the Board. Sheila brings senior-level corporate experience in human resource management and public affairs. In addition, her community service contributions in the areas of women’s issues, human rights, education, and health and welfare have been recognized through various awards, including investiture as a member of the Order of Canada.

Gildan 2005 Annual Report	13
We are currently conducting a search for another new Board member, to maintain our Board composition at seven Directors, a number which provides for a variety of experience and backgrounds, but is still small enough to foster active participation by all Board members. All of our Directors are independent, with the exception of Glenn Chamandy, who is not only President and Chief Executive Officer but is still a major shareholder in Gildan, with ownership of approximately 9.2% of the Company’s total outstanding shares.
On that note, let me finish by saying that we consider that the first responsibility of the Board is to appoint a top Chief Executive Officer for the Company and oversee his performance. My co-Directors and I feel that the leadership of Gildan could not be in better hands. This has also been Glenn’s first year with sole responsibility as President and Chief Executive Officer, and in this role he has continued to impress the Board with his passion for the business, his strategic vision and his flawless execution of Gildan’s strategic plan.
Robert M. Baylis
Chairman of the Board

14 Gildan 2005 Annual Report
MESSAGE FROM THE PRESIDENT AND CEO
“We are implementing a 5-year plan to triple unit sales volumes between 2005 and 2010.”
Fiscal 2005 was another excellent year, in which we again achieved new records for the financial performance of the Company, and saw significant appreciation in the value of Gildan shares. Sales were U.S. $654 million, up 22.6% from fiscal 2004. EBITDA was U.S. $128 million, an increase of 28.9% from last year, excluding special items in both years. On the same basis, EPS was U.S. $1.55, representing growth of 38.4% over fiscal 2004, and our return on average shareholders’ equity was 26.8%, compared with 25.5% in fiscal 2004.
As in prior years, we generated positive free cash flow after financing our cash requirements for capital expenditures for capacity expansion and for working capital to support our sales growth. We continue to have a very strong balance-sheet and significant unused debt capacity and financing flexibility.
In fiscal 2005, we continued to achieve share gains in all product categories in our core market-place, the U.S. wholesale distributor channel serving screenprinters. We sold a total of over 380 million — or close to 32 million dozen — T-shirts, sport shirts and sweatshirts worldwide in the fiscal year. Although we are the clear leader in the screenprint market, we continue to have strong momentum and expect to achieve further market share penetration, due to our low-cost position and our focus on understanding and fulfilling the needs of our customers in our distributor network.
We are implementing a 5-year plan to maintain our EPS growth and continue to achieve high returns for our shareholders. This plan calls for Gildan to triple unit sales volumes between 2005 and 2010. In addition to building further on our leadership position in the screenprint market, we are leveraging our successful business model into the mass-market retail channel, and also expanding our international sales presence.
The operating philosophy which has always underpinned Gildan’s approach to both marketing and manufacturing its products, and allowed Gildan to become the leading supplier to screenprinters across North America, is captured in our new mission statement — to deliver “better value through better design”. We believe that the success of Gildan products with consumers

Gildan 2005 Annual Report	15
will continue to be based on a value proposition which combines better product design and innovation, consistent product quality and comfort, and competitive product pricing, all of which we are able to deliver to consumers as a result of our vertically-integrated, market-driven manufacturing.
The retail market represents a huge opportunity for Gildan to leverage its existing competitive strengths, and to introduce major new products — namely, underwear and athletic socks — which complement our manufacturing expertise. While all of our retail product offering will provide us with significant new growth opportunities, we are particularly excited by the potential of our entry into athletic socks. We believe that the U.S. sock industry is poised for change and consolidation, as a result of trade liberalization and the need to adapt to the challenge of low-cost global manufacturing. Consequently, Gildan’s objective over the 5-year planning period is to develop a leadership position in the U.S. sock market.
In support of our sales growth objectives, we are continuing to expand our offshore manufacturing hubs in Central America and the Caribbean. Our expertise in developing and operating vertically-integrated manufacturing hubs in this region, run by highly-trained and qualified country management teams, is central to our competitive advantage. Our textile manufacturing facility in Rio Nance, Honduras, which we built and ramped up to full capacity between 2001 and 2004, is one of the largest-scale and most technologically advanced facilities in the world for the production of knit fabric for T-shirts. We are now constructing two new state-of-the-art textile facilities at the Rio Nance site — one for additional capacity in activewear and underwear, and one for the manufacture of socks. We are also well advanced in ramping up our offshore manufacturing hub in the Dominican Republic, with sewing operations located in Haiti. The Dominican Republic site includes the land and infrastructure for further expansion within the current 5-year planning period. We have also acquired land in Nicaragua for development of a third manufacturing hub in the Central America/Caribbean region.
I would like to conclude by once again honouring the commitment and entrepreneurial spirit of Gildan’s more than 10,000 employees in Canada, the U.S., Honduras, Mexico, Nicaragua, the Dominican Republic, Haiti, Europe and Australia. The Gildan management team understands and believes in our strategic plan and is inspired by our common vision to build Gildan into a global consumer brand.
At the same time as building a great company that continues to create significant economic value for shareholders, we are equally committed to establishing a corporate culture and reputation for corporate citizenship which command the trust and respect of all of our stakeholders — our shareholders, our employees and their families, our valued customers, our suppliers and other business partners, and the communities in which we conduct and operate our business.
Glenn J. Chamandy
President and Chief Executive Officer

16 Gildan 2005 Annual Report
     EXECUTIVE MANAGEMENT COMMITTEE
Michael R. Hoffman, Benito Masi, Laurence G. Sellyn, Glenn J. Chamandy, Georges Sam Yu Sum and Gregg A. Thomassin

Gildan 2005 Annual Report	17
MANAGEMENT TEAM
GILDAN
CORPORATE HEAD OFFICE
Glenn J. Chamandy
President and Chief Executive Officer
Laurence G. Sellyn
Executive Vice-President,
Chief Financial and
Administrative Officer
Benito Masi
Executive Vice-President,
Manufacturing
Georges Sam Yu Sum
Executive Vice-President,
Operations
Gregg A. Thomassin
Executive Vice-President,
Corporate Controller and
Chief Information Officer
Robert Gagnon
Vice-President, Planning
and Logistics
Peter Iliopoulos
Vice-President, Taxation
André Joly
Vice-President, Textile Operations
North America
Don Luby
Vice-President, Information
Technologies
Lindsay Matthews
Director, Legal Services
and Corporate Secretary
Shaun Parmar
Vice-President, Business Development
Benoit Schmitt
Vice-President, Quality
and Technology
GILDAN
BARBADOS
Michael R. Hoffman
President, Gildan Activewear SRL
Garry Bell
Vice-President, Marketing
Adam Deville
Key Account Executive,
Asia-Pacific
David Esones
Vice-President, Security
Marc Fraimund
Vice-President, Wholesale,
Europe
Gilles Léger
Vice-President, Finance
and Administration
Doug LeRoy
Vice-President, Retail Sales
John A. Martin
Vice-President, Wholesale,
North America
Bill H. Newman
Vice-President, Operations
Paul Parker
Director, Distribution and Logistics
GILDAN
HONDURAS/NICARAGUA
Raimundo Hernandez
Country Manager
Javier Echeverria
Vice-President, Finance and Systems
Luis Alonso Brito
Director, Apparel Operations
Carlos Duran
Director, Engineering
Alejandro Faraj
Director, Quality Assurance
Antonio Hepburn
Director, Textiles
Carlos Heredia
Director, Human Resources
Bezer Tercero
Director, Supply Chain
GILDAN
MEXICO
Jose Maria Tainta Villanueva
Country Manager
GILDAN
DOMINICAN REPUBLIC/HAITI
Rodolfo Lopez Gonzalez
Country Manager
Oscar Benavides
Director, Apparel Operations

18 Gildan 2005 Annual Report
BOARD OF DIRECTORS

Robert M. Baylis
Chairman of the Board of the Corporation, serves as a director of several large corporations, including the New York Life Insurance Company, Host Marriott Corporation (luxury hotels and resorts), Covance Inc. (drug development products and services provider), and PartnerRe Ltd. (multi-line reinsurance provider).

Glenn J. Chamandy
is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years. Prior to February 2004, Mr. Chamandy held the position of President and Chief Operating Officer. He was then named President and Co-Chief Executive Officer and, in August 2004, he was appointed to the position of President and Chief Executive Officer.

William H. Houston III
is President of World Trade Link, an international business consulting firm he founded in 1988. Mr. Houston served as U.S. Ambassador/Chief Textile Negotiator for the United States Trade Representative during 1987 and 1988, and is a Past President of the Cotton Foundation and the Delta Council of Mississippi.

Sheila O’Brien
is Special Advisor on student life to the President of the University of Calgary. Ms. O’Brien previously pursued her career at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where from 1995 to 2004 she held various positions and was ultimately appointed to the position of Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations. Ms. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences), a research and development center to promote research in life sciences and Vartana, a Calgary-based innovative bank concept to support voluntary sector organizations.

Gildan 2005 Annual Report	19

Pierre Robitaille
is a business advisor. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., an engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the board of directors of Cogeco Cable Inc. and Cogeco Inc. (providers of cable TV, Internet and broadcast services), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (global reinsurance company).

Gerald H.B. Ross
is Executive in Residence of the Faculty of Management of McGill University, where from August 2000 until January 1, 2005, he was Dean of the Faculty of Management. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consultancy specializing in helping organizations create new strategic directions and manage change.

Richard P. Strubel
is Vice Chairman and Director of Cardean Learning Group, a provider of advanced education over the Internet. Mr. Strubel also serves on the board of directors of the Northern Funds and Northern Institutional Funds of The Northern Trust (financial services provider) and the mutual funds of Goldman Sachs & Co.

Gonzalo F. Valdes-Fauli
is Chairman of Broadspan Capital, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (a major UK-based global bank) in 2001 when he held the position of Vice-Chairman, Barclays Capital, and Group CEO Latin America. Mr. Valdes-Fauli serves on the board of directors of Blue Cross and Blue Shield of Florida (health insurance provider), Knight Ridder, Inc. (newspaper and Internet publishing) and as Chairman of Republic Bank (financial services provider), Dominican Republic. He is also trustee emeritus of the University of Miami.

20 Gildan 2005 Annual Report

MD&A Management’s Discussion and Analysis of Financial Condition and Results of Operations

21	CORPORATE OVERVIEW

21	INDUSTRY OVERVIEW

22	FINANCIAL OBJECTIVES AND STRATEGY

24	OPERATING RESULTS 2004-2005

34	OPERATING RESULTS 2003-2004

36	CRITICAL ACCOUNTING ESTIMATES

37	CHANGES IN ACCOUNTING POLICIES

38	RECENT ACCOUNTING PRONOUNCEMENTS

39	RELATED PARTY TRANSACTIONS

39	DISCLOSURE CONTROLS

40	RISKS

43	DISCLOSURE OF OUTSTANDING SHARE DATA

43	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

45	FORWARD-LOOKING STATEMENTS

Gildan 2005 Annual Report	21

MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report included in the Company’s Annual Report. All financial information contained in this MD&A and the Company’s Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except for certain information discussed in the paragraph entitled non-GAAP financial measures on page 24 of this MD&A. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 18 to the Company’s Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise stated. Gildan Activewear’s Audit and Finance Committee and its Board of Directors have reviewed this MD&A to ensure consistency with the approved strategy of the Company.
For additional information relating to the Company, readers may review the documentation filed by the Company with the Canadian Securities Authorities (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S. Securities and Exchange Commission (including the Annual Report on Form 40-F) available at www.sec.gov.
In this MD&A, “Gildan”, the “Company”, or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
CORPORATE OVERVIEW
Gildan is a vertically-integrated marketer and manufacturer of premium quality branded basic apparel. The Company manufactures premium quality basic T-shirts, sport shirts and sweatshirts for sale in the wholesale imprinted activewear market. The Company sells its products as blanks, which are ultimately decorated by screenprinters with designs and logos for sale to consumers. Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. In conjunction with this strategy, Gildan is expanding its product-line to include underwear and athletic socks.
To support its sales in the various markets, the Company has modern textile facilities located in Canada, Honduras and the Dominican Republic. The Dominican Republic facilitiy began production in fiscal 2005, and we expect to ramp up this facility to close to full capacity in fiscal 2006. All of the Company’s sewing facilities are located in Central America, Mexico and the Caribbean Basin. The Company also utilizes third party contractors to complement its vertically-integrated production.
The Company distributes its products in Canada and the U.S. primarily out of company-owned distribution centres, and uses third party warehouses in Europe and Australia to service its international customers. The corporate head office is located in Montreal, Canada and over 10,000 full-time employees work in the Company’s facilities worldwide.
INDUSTRY OVERVIEW
We currently focus on sales of T-shirts, sport shirts, and sweatshirts, in “blank” form, to the wholesale imprinted activewear market. “Imprinted” activewear is decorated with a screenprint or embroidered with a logo, design or character before it reaches the customer. Imprinted activewear is either branded or private label. Branded products reach consumers carrying the manufacturer’s label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

22 Gildan 2005 Annual Report

MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations
We believe that growth in the imprinted activewear market has been driven by several trends such as the following:
•	continued use of activewear for event merchandising (such as concerts, festivals, etc.);

•	continued evolution of the entertainment/sports licensing and merchandising businesses;

•	the growing use of activewear for uniform applications;

•	the growing use of activewear for corporate promotions;

•	continued increase in use of activewear products for travel and tourism;

•	an increased emphasis on physical fitness; and

•	a greater use and acceptance of casual dress in the workplace.
Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics, such as pre-shrunk fabrics, improved fabric weight, blends and construction, to increased product variety, including new sizes, colours and styles, have enhanced consumer appeal.
The screenprint activewear market is characterized by low fashion risk compared to many other apparel markets. While opportunity exists for product differentiation, demand is generally not driven by fashion trends or fads.
FINANCIAL OBJECTIVES AND STRATEGY
We believe that our focus on low-cost manufacturing, our customer relationships and our reputation for premium consistent quality are the reasons we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. Our strategy is composed of the following principal components:
•	Increase market share in the U.S. distributor market in all current product categories;

•	Make a gradual entry into retail markets, building a solid base from which to drive significant brand penetration;

•	Increase market penetration in Europe and other international markets; and

•	Support unit sales growth and maintain pricing competitiveness through significant and continued investments in low-cost production capacity.
In fiscal 2005, the Company announced that, in addition to ramping up its Dominican Republic facility, it plans to construct two new facilities at its Rio Nance site in Honduras, one for the manufacture of activewear and underwear, and one for the production of athletic socks. Gildan believes that entry into the athletic sock market represents a significant growth opportunity for the Company, which will complement its overall retail strategy and leverage its existing core competencies and low-cost offshore manufacturing expertise. During the next five years, we expect to invest approximately $425 million in capital expenditures. These investments are also intended to support the Company’s gradual entry into the retail market. All of the organic capacity expansions that the Company plans to undertake over the next five years are expected to be financed by internally generated funds.

Gildan 2005 Annual Report	23

MD&A Management’s Discussion and Analysis of Financial Condition and Results of Operations
We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the “Risks” section of this MD&A beginning on page 40. As well, the nature of the Company’s growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities. There can be no assurances that we will achieve our planned market share growth, retail market penetration or capacity increases.
Selected Annual Information
Fiscal years ended October 2, 2005, October 3, 2004 and October 5, 2003
(in thousands of dollars, except earnings per share)

	2005	2004	2003

Sales	$653,851	$533,368	$431,195
Cost of sales	450,570	378,696	301,341

Gross profit	203,281	154,672	129,854

Selling, general and administrative expenses	74,896	62,898	48,403
Special charge(1)	10,726	—	—

Earnings before the undernoted	117,659	91,774	81,451
Depreciation and amortization	25,615	22,275	16,088
Interest	4,615	6,170	6,419
Non-controlling interest in income of consolidated joint venture	34	—	—

Earnings before incomes taxes	87,395	63,329	58,944
Income taxes	1,352	3,078	5,788

Net earnings	$86,043	$60,251	$53,156

Basic EPS(2)	$1.44	$1.02	$0.91
Diluted EPS(2)	1.43	1.01	0.89

Total assets	$597,516	$488,815	$429,494
Total long-term liabilities	64,068	66,037	74,794

(1)	During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and reported closure costs of $7.0 million net of taxes, as described on page 26. See non-GAAP financial measures on page 24.

(2)	All earnings per share data reflects the effect of the stock split as described on page 34.

24 Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
OPERATING RESULTS 2004-2005
Year ended October 2, 2005, compared with year ended October 3, 2004
Change in Functional and Reporting Currency in Fiscal 2004
Effective October 6, 2003, the Company adopted the U.S. dollar as its functional currency since a significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company’s sales and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company’s reporting currency. This resulted in a translated value for opening inventories and fixed assets that was approximately $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. This upward revaluation of inventories and fixed assets has been reflected directly in opening shareholders’ equity as part of the $26.2 million positive balance of cumulative translation adjustments. These increases result in a corresponding offsetting negative impact on earnings as inventories were consumed and fixed assets are depreciated. During fiscal 2004, an additional $3.3 million was reflected in cost of sales as opening inventories were consumed.
Non-GAAP Financial Measures
The operating results of Gildan account for unusual items affecting the comparability of its results. To measure its performance from one period to the next, without the variations caused by the adjustments due to the change in functional currency described above and the charges described on page 26, management uses certain measures that are not defined by GAAP, such as: gross margins excluding the impact of the change in functional currency, selling, general and administrative expenses excluding special charges and adjusted net earnings and adjusted earnings per share, being net earnings and earnings per share excluding the adjustments due to the change in functional currency and the special charges. Other such measures are free cash flow, total indebtedness and net debt. The Company uses and presents such non-GAAP financial measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such non-GAAP financial measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures used and presented by other companies. Accordingly, they should not be considered in isolation.
See table on page 43 for a complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.
Sales
Sales for fiscal 2005 reached $653.9 million, up 22.6% from $533.4 million in fiscal 2004. The increase in sales was due mainly to an 18.2% increase in unit sales over the prior year, combined with a higher-valued product mix.
The Company provides U.S. market growth and share data for the U.S. wholesale distributor channel based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The value of the S.T.A.R.S. market growth and share data for the U.S. wholesale distribution market is reduced by non-participation of a major distributor.
With this caveat, unit growth in U.S. industry shipments of T-shirts from distributors to screenprinters grew by 5.2% for the nine months ended September 30, 2005 compared with the first nine months of the previous year. Unit shipments in sweatshirts for the industry increased for the first nine months of the calendar year by 14.3% over last year. Industry shipments of sport shirts decreased by 1.0% for the first nine months of calendar 2005.

Gildan 2005 Annual Report	25
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the same period, unit sales of Gildan T-shirts by U.S. distributors grew by 27.1%, while sales of Gildan sport shirts and sweatshirts grew by 39.2% and 81.1%, respectively, due to increased market share penetration in all three categories in which we compete. The Company built further on its strong market leadership position in the T-shirt category in the United States, with a market share of 36.0%, versus 30.2% a year ago. Gildan continued to achieve significant penetration in the sport shirt and sweatshirt categories, where its market share increased to 32.0% from 23.5% and to 25.0% from 16.1%, respectively.
During fiscal 2005 Gildan continued to expand its European business and maintained a leading market share position in Canada. The Company also introduced its products in Australia during fiscal 2004, with immediate success in achieving market penetration. We are currently utilizing third party logistics companies to service our wholesale distributor business in Europe and Australia.
Gross Margins
Gross profit for fiscal 2005 was $203.3 million or 31.1% of sales, compared to $154.7 million or 29.0% of sales during fiscal 2004. Gross profit in fiscal 2004, excluding the adjustments due to the change in functional currency, was $157.9 million or 29.6% of sales. The increase in gross margin percentage was the result of a higher valued product mix, higher average selling prices, lower raw material costs and ongoing manufacturing efficiencies offset by higher transportation and energy costs and start up inefficiencies for the new Dominican Republic textile facility.

*	Before the impact of the change in functional currency on cost of sales. See non-GAAP financial measures on page 24.

26 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company continued to reduce its overall manufacturing costs by increasing the output from its Honduran textile operations. The Company’s Dominican Republic textile facility commenced operations in the third quarter of the current fiscal year and will continue to ramp up capacity in fiscal 2006.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $74.9 million or 11.5% of sales during fiscal 2005, compared to $62.9 million or 11.8% of sales during fiscal 2004. In fiscal 2004, the Company incurred a charge of $4.6 million ($3.2 million net of taxes or $0.05 per share) to satisfy its contractual commitments to H. Greg Chamandy, who stepped down from his role as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee. Selling, general and administrative expenses excluding this charge were $58.3 million or 10.9% of sales. The increase in fiscal 2005 was mainly due to higher volume-related selling and distribution costs combined with additional costs for the implementation of a new warehouse management system, the stronger Canadian dollar, the overall strengthening of the Company’s management and administrative infrastructure to support its growth strategy, and higher performance-related compensation costs.
Special Charge
During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $10.7 million before tax ($7.0 million net of taxes or $0.12 per share) for closure costs. A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s joint venture with Frontier Spinning Mills, Inc. The components of the closure costs are as follows:

(in thousands of dollars)

Writedown of fixed assets	$6,783
Employee severance	3,688
Other	255

$10,726

The Company reduced the carrying value of the remaining fixed assets considered to be held for sale to their fair values. The severance costs were fully paid in the year.
Depreciation and Interest Expenses
Depreciation and amortization expense was $25.6 million in fiscal 2005, compared to $22.3 million in fiscal 2004. The increase in depreciation expense in fiscal 2005 was the result of the Company’s continued investment in capital expenditures to add capacity for long-term sales growth.

*	Before charge for H. Greg Chamandy. See non-GAAP financial measures on page 24.

Gildan 2005 Annual Report	27
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Interest expense was $4.6 million during fiscal 2005, down from $6.2 million in fiscal 2004. The decrease in interest expense was the result of the reduction in overall debt following the scheduled principal repayments made on the Company’s Senior Notes, offset slightly by the impact of an increase in the long-term debt of the Company’s joint venture in fiscal 2005.
Income Taxes
Income tax expense for the year ended October 2, 2005 included the income tax recovery arising from the special charge for the closure of the Canadian yarn-spinning operations in the second quarter of the fiscal year. Excluding the impact of the income tax recovery due to the closure costs, the income tax provision for the year ended October 2, 2005 was $5.1 million, resulting in an effective income tax rate of 5.2%. In the fourth quarter of fiscal 2004, the charge for the Company’s contractual obligations to H. Greg Chamandy resulted in the recognition of a recovery of income taxes at the higher Canadian tax rates. The tax rate for fiscal 2004, excluding the impact of the charge for H. Greg Chamandy and the impact of the change in functional currency on cost of sales, was 6.3%. The decline in the effective tax rate is the result of a higher proportion of international sales compared to prior years, which are taxed at relatively lower rates.
Net Earnings
Net earnings for fiscal 2005 were $86.0 million or $1.43 per diluted share, compared to $60.3 million, or $1.01 per diluted share in fiscal 2004, up respectively 42.6% and 41.6%. Before the special charge for the closure of the Canadian yarn-spinning facilities, net earnings for fiscal 2005 were $93.1 million or $1.55 per share. These results were up 39.5% and 38.4% respectively from net earnings of $66.7 million or $1.12 per share in fiscal 2004, after adjusting last year’s earnings for the $3.3 million after-tax impact of the functional currency change on cost of sales as a result of revaluing opening inventories, and the after-tax impact of the charge for the contractual obligations to H. Greg Chamandy. The increase in net earnings on this basis was primarily due to the 22.6% increase in sales revenue together with higher gross margins, partially offset by higher selling, general, administrative and depreciation expenses.

*	Before charge for H. Greg Chamandy and the impact of the functional currency change on cost of sales. See non-GAAP financial measures on page 24.

**	Before special charge for the closure of the Canadian yarn spinning operations. See non-GAAP financial measures on page 24.

28 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fourth Quarter Results
Gildan reported fourth quarter net earnings of $29.2 million and diluted EPS of $0.48, up respectively 73.6% and 71.4% from the fourth quarter of last year. Earnings in the fourth quarter of fiscal 2005 included an after-tax gain of $0.8 million or $0.01 per share from the sale of equipment pursuant to the closure of the Company’s Canadian yarn-spinning facilities in the second quarter of the year. Excluding this gain in fiscal 2005 and a charge in the fourth quarter of fiscal 2004 to satisfy contractual obligations to H. Greg Chamandy, net earnings and diluted EPS increased respectively by 42.0% and 42.4% over the fourth quarter of last year. The increase in fourth quarter net earnings was primarily attributable to continuing strong growth in unit sales volumes and lower costs of cotton, partially offset by higher selling, general and administrative expenses, including some non-recurring items as outlined below, and slightly reduced selling prices.
Sales in the fourth quarter amounted to $180.7 million, up 24.1% from the fourth quarter a year ago, reflecting a 25.2% increase in unit shipments. The growth in unit volumes reflect continuing market share penetration in all categories.
Gross margins in the fourth quarter were 32.3%, compared with 30.9% in the fourth quarter of last year. Gross margins in the fourth quarter of last year included the 1.0% negative impact of closure costs for the El Progreso sewing plant in Honduras. The increase in gross margins was primarily due to lower cotton costs, partially offset by the slight reduction in selling prices. Manufacturing efficiencies and non-recurrence of the prior year El Progreso closure charge were offset by higher energy and transportation costs, start-up inefficiencies in the Dominican Republic textile facility and an increase in reserves for statutory benefits for Honduran employees.
Selling, general and administration expenses were $21.2 million, or 11.7% of sales, compared with $20.7 million, or 14.2% of sales, in the fourth quarter of fiscal 2004. Expenses in the fourth quarter of last year included the $4.6 million charge in relation to the departure of H. Greg Chamandy. Excluding this item, the increase in selling, general and administrative expenses reflected severance costs, an adjustment to the reserve for doubtful accounts, higher distribution expenses, and the impact of the stronger Canadian dollar.
The income tax rate for the three months ended October 2, 2005 was 4.1%. In the fourth quarter of fiscal 2004, an income tax recovery was recorded due to the charge for the Company’s contractual obligations to H. Greg Chamandy, which resulted in a recovery of income taxes at higher tax rates. Excluding the impact of the charge in the fourth quarter of fiscal 2004, the income tax rate for the fourth quarter was 5.5%.
In the fourth quarter, the Company generated $30.8 million of free cash flow, defined as cash flow from operating activities less cash used in investing activities, as cash generated from operating activities during the fourth quarter significantly exceeded cash requirements for capital expenditures for capacity expansions.
Summary of Quarterly Results
The following table sets forth certain summarized unaudited quarterly financial data for the periods presented. This data has been derived from the Company’s unaudited financial statements that, in the opinion of management, reflect all adjustments necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

Gildan 2005 Annual Report	29
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations

2005					2004
(in millions, except per share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$180.7	$198.9	$165.3	$109.0	$145.6	$168.4	$141.4	$78.0
Net earnings	29.2	34.1	14.3	8.4	16.8	26.2	14.3	2.9
Basic EPS	0.49	0.57	0.24	0.14	0.28	0.44	0.24	0.05
Diluted EPS	0.48	0.57	0.24	0.14	0.28	0.44	0.24	0.05

The activewear business is seasonal and the Company has historically experienced significant quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. The seasonality of specific product lines is consistent with the results of other companies in the activewear industry and management anticipates that this will continue in the future.
We produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits. This risk is mitigated by the low risk of obsolescence inherent in undecorated apparel, and the Company’s increasing market diversification.
Recap of Fiscal 2005 Guidance
The Company’s original diluted EPS guidance for the 2005 fiscal year, excluding the special charge for the closure costs relating to the Canadian yarn-spinning facilities as described on page 26, was approximately $1.30 per share, up 29.0% from reported diluted EPS for fiscal 2004. This guidance was based on an estimated 20% unit volume growth primarily due to continued market share penetration in all categories the Company competes in, and the assumption that lower raw material costs, particularly in the second half of the year, would be passed into lower selling prices.
On April 6, 2005, the Company increased its guidance for fiscal 2005 diluted EPS to approximately $1.40 per share, before the special charge. The increase in diluted EPS was primarily attributable to more favourable selling price realizations for Gildan’s products, together with more favourable product mix.
On July 12, 2005, the Company further increased its diluted EPS guidance for fiscal 2005 to $1.50 per share, before the special charge. The increase in the projected diluted EPS for the second half of fiscal 2005 was due to higher than anticipated selling prices, more favourable product mix and lower manufacturing costs.
In September 2005, the Company reconfirmed that it expected to achieve or exceed its most recent diluted EPS guidance of $1.50 per share, before the special charge.

30 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company’s actual diluted EPS for fiscal 2005 was $1.43, or $1.55 excluding the impact of the charge for the closure of the Canadian yarn-spinning operations described on page 26. The increase over the September guidance was due to more favourable than anticipated selling prices and product mix in the fourth quarter.
Balance Sheets
On October 2, 2005, the Company’s accounts receivable were $108.6 million compared to $85.3 million at the end of fiscal 2004. The increase was due to a 24.1% increase in sales in the fourth quarter over the prior year. Inventory levels increased by $18.3 million to $134.9 million on October 2, 2005, from $116.6 million at the end of fiscal 2004. The increase was primarily the result of an increase in finished goods inventories that are required to meet our anticipated sales demand in fiscal 2006. Net capital expenditures for fiscal 2005 were $86.1 million. The major capital investment projects include the new textile facility in the Dominican Republic, the expansion of our U.S. distribution facility, the addition of new sewing facilities and the new joint venture yarn-spinning facility with Frontier Spinning Mills, Inc.
Total assets were $597.5 million on October 2, 2005, compared to $488.8 million at the end of the previous year. Working capital was $214.9 million compared to $178.8 million on October 3, 2004. The current ratio at the end of fiscal 2005 and 2004 was 2.9:1.
Liquidity and Capital Resources
The Company has in recent years funded its operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. The Company’s primary capital needs on an ongoing basis are related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, the remaining scheduled annual repayments of principal on our Senior Notes over the next two years along with servicing the interest payments.

Gildan 2005 Annual Report	31
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. The Company’s need for working capital typically grows throughout the first two quarters as inventories are built up for the peak selling period in the third quarter.
Cash flow from operating activities for the year ended October 2, 2005 was $92.3 million, compared to $58.9 million for the previous year. Free cash flow(1) amounted to $9.4 million in fiscal 2005 compared to $5.1 million in fiscal 2004. The increase in free cash flow is the result of increased operating earnings partially offset by higher capital expenditures.
The Company ended fiscal 2005 with cash and cash equivalents of $69.8 million compared to $60.7 million at the end of fiscal 2004. At the end of both fiscal 2004 and fiscal 2005, none of the Company’s revolving bank facility was utilized. Bank indebtedness included in our Consolidated Financial Statements at the end of fiscal 2005 is attributable to the Company’s joint venture. Total indebtedness(2) at October 2, 2005 amounted to $51.1 million compared to $56.6 million at October 3, 2004. The decline in total indebtedness is mainly due to the second scheduled principal repayment of $17.5 million on our Senior Notes which was made on June 10, 2005, partially offset by an increase in the long-term debt of the Company’s joint venture.
Anticipated sales growth in 2006 will result in increased working capital requirements mainly to finance trade accounts receivable and inventory. For fiscal 2006, the Company expects to incur approximately $105 million in capital expenditures. Due to its anticipated cash flow from operating activities, together with its unutilized bank credit facility, the Company expects to continue to have sufficient liquidity and capital resources in fiscal 2006 to fund its working capital requirements, capital expenditures and the June 2006 principal repayment on its Senior Notes.
In the past, the Company has not paid a dividend in order to maximize its flexibility to finance its ongoing growth and expansion. The Board of Directors periodically re-evaluates the merits of introducing a dividend.
The Company has obtained approval from the Toronto Stock Exchange to renew its normal course issuer bid in order to repurchase a maximum of 1,000,000 common shares in the open market commencing December 22, 2005 and ending December 21, 2006. This represents less than 2.0% of the total common shares issued and outstanding. No shares had been repurchased under the previous bid.
Off-Balance Sheet Arrangements
Operating Leases
We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 33 of this MD&A. As disclosed in Note 11 to our Consolidated Financial Statements, we have issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $19.8 million at October 2, 2005.

(1)	Cash flow from operating activities less cash used in investing activities. See non-GAAP financial measures on page 24.

(2)	Total indebtedness. See non-GAAP financial measures on page 24.

32 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Derivative Financial Instruments
From time to time, the Company uses forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions. The Company’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of this MD&A.
The Company does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.
Gains and losses on forward foreign exchange contracts are recognized in income in the same period as the transactions that are hedged. For the years ended October 2, 2005 and October 3, 2004, net earnings included recognized gains relating to derivative financial instruments of $5.8 million and $0.1 million, respectively, which primarily related to hedging activities.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at October 2, 2005 and October 3, 2004:

					Notional
	Notional		Exchange		U.S. dollar
	amount		rate	Maturity	equivalent

2005:
Sell contracts:
Foreign exchange contracts:		€9,276	1.3450 to 1.3721	Oct. 2005 - Sept. 2006	$12,620
		£4,490	1.8707 to 1.8909	Oct. 2005 - Sept. 2006	8,439
	CA $	2,800	0.8610	Oct. 2005	2,410
Buy contracts:
Foreign exchange contracts:	CA $	21,400	0.7997 to 0.8216	Oct. 2005 - Aug. 2006	$17,348
		€2,150	1.2039	Oct. 2005	2,588

2004:
Sell contracts:
Foreign exchange contracts:		€1,409	1.2703 to 1.2717	Oct. - Dec. 2004	$1,791
		£1,002	1.7970 to 1.8490	Oct. - Dec. 2004	1,836
Buy contracts:
Foreign exchange contracts:	CA $	38,990	0.7251 to 0.7401	Oct. 2004 - May 2005	$28,726

The fair value of the forward foreign exchange contracts, based on quoted market value, is $3.0 million and $2.1 million as at October 2, 2005 and October 3, 2004, respectively.

Gildan 2005 Annual Report	33
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations
In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company’s contractual obligations for the following items as at October 2, 2005:
Payments Due by Period

		Less than	2 - 3	4 - 5	After
(in millions)	Total	1 year	years	years	5 years

Long-term debt	$47.0	$19.7	$21.9	$3.6	$1.8
Fixed interest payments	4.3	3.0	1.3	—	—
Capital lease obligations	0.2	0.2	—	—	—
Operating leases	29.9	7.3	7.0	5.0	10.6
Purchase obligations	116.5	116.5	—	—	—
Other long-term obligations	43.4	43.4	—	—	—

Total contractual obligations	$241.3	$190.1	$30.2	$8.6	$12.4

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2006.
Outlook
The Company expects to achieve diluted EPS of approximately $1.85 per share for fiscal 2006, based on sales growth of approximately 20% and an assumed reduction in average selling prices of approximately 1.5%. This represents diluted EPS growth of 29.4% over fiscal 2005 reported EPS, and 19.4% growth over fiscal 2005 adjusted EPS of $1.55 per diluted share. The Company’s unit sales projection for fiscal 2006 assumes continued market share penetration in all the categories in which the Company competes and that the increase in unit sales will be supported by our Honduran, Dominican Republic and Canadian textile operations.
Gildan projects capital expenditures of approximately $105 million in fiscal 2006, which it expects to fully finance out its internally-generated cash flow from operating activities. In addition to completing the ramp-up and further expansion of the Company’s new textile facility in the Dominican Republic, the Company is constructing two new facilities at its Rio Nance site in Honduras, one for the manufacture of activewear and underwear, and one for production of athletic socks.
We hereby refer to the Forward-Looking Statements cautionnary notice on page 45.

34 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Stock Split
On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All earnings per share data in this MD&A are stated after the stock split.
OPERATING RESULTS 2003-2004
Year ended October 3, 2004, compared with year ended October 5, 2003
The year ended October 5, 2003 included 53 weeks of operating results instead of the normal 52 weeks. Since the Company has a floating year-end, an extra week is included in its results every sixth year. During fiscal 2003, the extra week was added to the third quarter, which in seasonal terms was the largest quarter of the year. Management estimates that the impact of adding an extra week to the full year was approximately $0.02 to diluted earnings per share for the 2003 fiscal year.
Sales for fiscal 2004 increased by 23.7%, to $533.4 million, compared with $431.2 million in fiscal 2003, due to a 19.0% increase in unit sales in fiscal 2004 from 22.6 to 26.9 million dozens, combined with a stronger product mix and an increase in average selling prices. During fiscal 2004, Gildan continued to expand its European business, with an increase of 30.5% in unit sales. The Company also maintained a leading market share position in Canada. The Company also introduced its products in Australia during fiscal 2004, with immediate success in achieving market penetration.
Gross Margins
Gross profit for fiscal 2004 was $154.7 million or 29.0% of sales, compared to $129.9 million or 30.1% of sales during fiscal 2003. A portion of the decrease in the gross margin percentage was due to the change in functional currency as described on page 24. Gross profit for fiscal 2004, excluding the adjustments due to the change in functional currency, was $157.9 million or 29.6% of sales, compared to $129.9 million or 30.1% of sales in fiscal 2003. The remaining decrease in gross margin percentage was the result of higher cotton costs, which on average were 39% higher in fiscal 2004 compared to fiscal 2003, and the closure of one of our Honduran sewing facilities (as noted below), which were offset by improvements in manufacturing efficiencies combined with increases in average selling prices and the sale of higher margin products.
The Company realized significant reductions in manufacturing and transportation costs from its continuing investment in the Rio Nance textile facility. This facility represented 61% of the Company’s textile production in fiscal 2004 compared to 40% in fiscal 2003. The Canadian textile facilities continued to support the growth of our sweatshirt and sport shirt categories.
In September of fiscal 2004, the Company closed one of its Honduran sewing facilities in order to streamline its offshore operations. The production of this facility was distributed between a new sewing facility in Honduras, and existing plants in Nicaragua and Haiti. Included in cost of sales were closure costs totalling $1.4 million, mainly related to severance costs.

Gildan 2005 Annual Report	35
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $62.9 million or 11.8% of sales during fiscal 2004, compared to $48.4 million or 11.2% of sales during fiscal 2003. In August 2004, the Company announced that H. Greg Chamandy had stepped down from his role as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee of the Company in order to pursue other business interests. The Company incurred a charge of $4.6 million ($3.2 million net of taxes or $0.05 per diluted share) to satisfy its contractual commitments to H. Greg Chamandy. Selling, general and administrative expenses, excluding this charge, were $58.3 million or 10.9% of sales during fiscal 2004, compared to $48.4 million or 11.2% of sales during fiscal 2003. The dollar increase in fiscal 2004 was mainly due to higher volume-related distribution costs combined with an increase in director and officer insurance premiums. The Company also incurred a $2.0 million loss for asset dispositions and writedowns arising from the sale of surplus equipment in the Canadian textile operations and closure of the Honduran sewing facility.
Depreciation and Interest Expenses
Depreciation and amortization expense was $22.3 million in fiscal 2004, compared to $16.1 million in fiscal 2003. Approximately $1.8 million of the increase was the result of the change in functional currency described on page 24, as a portion of the upward revaluation of opening fixed assets was depreciated during the year. Depreciation and amortization expense, excluding the adjustment due to the change in functional currency, was $20.5 million in fiscal 2004, compared to $16.1 million in fiscal 2003. The increase in depreciation expense in fiscal 2004 was the result of the Company’s continued investment in capital expenditures to support our planned sales growth.
Interest expense was $6.2 million during fiscal 2004, down slightly from the $6.4 million that was incurred during fiscal 2003. The decrease was the result of the reduction in overall debt following the first repayment made in June 2004 on the Company’s Senior Notes, offset slightly by interest expense in the Company’s share of long-term debt undertaken by the Company’s joint venture in fiscal 2004.
Income Taxes
The Company’s international sales structure implemented in fiscal 1999 results in the income from international sales being subject to tax at relatively low levels. The Company’s effective tax rate in fiscal 2004 was 4.9% compared to 9.8% in fiscal 2003. The decline in the effective tax rate is the result of a higher proportion of international sales compared to prior years, which are taxed at relatively low rates, combined with a shift of manufacturing activities to our offshore hubs that operate in tax-free zones. In addition, the charge, included as part of selling, general and administrative expenses as described on page 26 is deductible in the calculation of taxable income in the Canadian operations, which resulted in a 1.8% reduction in the effective tax rate for fiscal 2004.
Net Earnings
Net earnings for fiscal 2004 were $60.3 million or $1.01 per diluted share, compared to $53.2 million, or $0.89 per diluted share in fiscal 2003, up respectively 13.3% and 13.5%. The results of fiscal 2004 included a charge of $0.05 per diluted share to meet the cost of the Company’s contractual obligations to H. Greg Chamandy and a charge of $0.06 per diluted share for the impact of the change to U.S. dollar functional currency on cost of sales as a result of revaluing opening inventories, as described on page 24. Excluding these charges, net earnings were $66.7 million or $1.12 per share on a diluted basis, an increase of 25.4% or 25.8% over earnings and diluted earnings per share in fiscal 2003. The increase in net earnings was primarily due to the 23.7% increase in sales revenue, partially offset by higher selling, general, administrative and depreciation expenses.

36	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in Note 2 to the Company’s Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.
Management believes that the following accounting estimates are most significant to assist in understanding and evaluating the Company’s financial results.
Sales Promotional Programs
At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs. If actual price discounts and rebates differ from estimates, net sales could either be understated or overstated.
Trade Accounts Receivable
Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to provide for expected credit losses. The Company’s extension of credit involves judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining partial credit insurance.
If the financial condition of our customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods. On the other hand, if our ultimate recovery on the accounts we have reserved or written off exceeds our estimates, we may decrease our reserves.
Fixed Assets
Our fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
On a regular basis, we review the estimated useful lives of our fixed assets. Assessing the reasonableness of the estimated useful lives of fixed assets requires judgment and is based on currently available information. Changes in circumstances, such as technological advances and changes to our business strategy can result in actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are applied prospectively.

Gildan 2005 Annual Report	37
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cotton and Yarn Procurements
The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton that are not recoverable in future sales of finished goods, and records a charge to earnings.
Future Income Taxes
The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our Consolidated Financial Statements.
The Company’s future income tax assets are recognized only to the extent that, in management’s opinion, it is more likely than not that the future income tax assets will be realized. If the realization is not considered to be more likely than not, a valuation allowance is provided. This opinion is based on certain estimates or assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets and liabilities resulting in income tax expenses or recovery. The Company evaluates its future income tax assets and liabilities on a quarterly basis.
CHANGES IN ACCOUNTING POLICIES
Variable Interest Entities (AcG-15)
The Canadian Institute of Chartered Accountants (the “CICA”) issued Accounting Guideline 15 — Consolidation of Variable Interest Entities, (“AcG-15”)(“VIE”), which contains guidelines that harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. The Company has determined that its joint venture (CanAm Yarns, LLC — formerly Cedartown Manufacturing, LLC) (“CanAm”) with Frontier Spinning Mills, Inc. meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.
The Company elected to early adopt this standard in order to minimize any potential difference between Canadian and U.S. GAAP. The consolidation of CanAm at October 4, 2004, the beginning of the Company’s 2005 fiscal year, increased total assets by $7.9 million, total liabilities by $5.0 million and non-controlling interest by $2.9 million. The Company’s net earnings were not affected by this change as the investment in the joint venture was previously accounted for on a proportionate consolidated basis.

38	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RECENT ACCOUNTING PRONOUNCEMENTS
Comprehensive Income / Financial Instruments / Hedges
During 2005, the CICA released new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, as follows:
•	1530, Comprehensive Income;
•	3885, Financial Instruments — Recognition and Measurement; and
•	3865, Hedges
Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.
Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:
•	financial assets held for sale, for which unrealized changes in fair value are initially reported in other comprehensive income and subsequently reclassified to net income when the financial assets are sold or become impaired; and

•	certain financial instruments that qualify as hedging items under the application of hedge accounting, for which unrealized changes in fair value are initially reported in other comprehensive income and subsequently reclassified to net income when the offsetting loss or gain on the hedged item affects net income.
Other comprehensive income comprises revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles, but are added to or deducted from net income in computing and reporting comprehensive income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard.
These new standards will be effective for the Company’s 2007 fiscal year. As these new accounting standards are consistent with United States accounting pronouncements currently in effect, the Company has reported the effect on net income and comprehensive income in Note 18 (“Canadian and United States Accounting Differences”) to the financial statements for the 2005, 2004 and 2003 fiscal years.
Equity
The CICA has issued Handbook Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. This new standard is effective for interim and annual financial statements relative to fiscal years beginning on or after October 1, 2006 and therefore will be effective for the Company’s 2007 fiscal year.

Gildan 2005 Annual Report	39
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-Monetary Transactions
The CICA issued Handbook Section 3831, Non-Monetary Transactions, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:
•	the transaction lacks commercial substance;

•	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or the property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•	neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or

•	the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. We do not expect the adoption of this section to have any material impact on our results of operations or financial position.
RELATED PARTY TRANSACTIONS
The Company has transactions with Frontier Spinning Mills, Inc., its joint-venture partner in CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier Spinning Mills, Inc. were $106.8 million in fiscal 2005 (2004 — $94.9 million), along with $0.6 million relating to management fees (2004 — nil). As at October 2, 2005, we had an outstanding payable to them of $15.6 million (2004 — $22.7 million).
During fiscal 2005, Frontier Spinning Mills, Inc. contributed $2.5 million in cash to CanAm.
DISCLOSURE CONTROLS
Based on an evaluation of the Company’s disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded as of October 2, 2005 that these controls and procedures are operating effectively.

40	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RISKS
The Company is subject to a variety of business and capital investment risks. These include global competition, changes in international trade and tax legislation, changes in raw material prices, shifts in consumer demand, exposure to credit losses and currency fluctuations. The most significant of these risks are described below.
Our industry is competitive
The wholesale imprinted activewear segment of the North American apparel market includes a number of significant competitors. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include Fruit of the Loom, Inc., the Branded Apparel Division of Sara Lee Corporation, the Jerzees division of Russell Corporation and Anvil Knitwear, Inc.
Competition in Europe is similar to that in North America. We compete directly with the European divisions of Fruit of the Loom, Inc., the Branded Apparel Division of Sara Lee Corporation, and Jerzees division of Russell Corporation. In addition to these North American companies, we also compete directly against a Belgian-based company, The Cotton Group.
Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. We cannot assure you that we will be able to continue to compete successfully.
Our industry is subject to pricing pressures
Prices in our industry have been declining over the past several years primarily as a result of passing cost reductions through into lower selling prices. Such cost reductions result from factors which include the relocation of manufacturing operations to lower-cost labour environments offshore and the addition of new capacity using state-of-the-art manufacturing technology.
In the future, our financial performance may be negatively affected if the following scenarios occur:
•	if we are forced to reduce our prices and we cannot reduce our production costs; or
•	if our production costs increase and we cannot increase our prices.
We rely on a relatively small number of significant customers
We sell our products to approximately 150 customers. In fiscal 2005, our two largest customers accounted for 28.2% and 5.6% of sales, respectively, and our top ten customers accounted for 63.8% of total sales. If any of our significant customers substantially reduce their purchases or cease to buy from us and we cannot replace that business with sales to other customers on similar terms, our business would be materially adversely affected.
We do not have formal contracts with our wholesale distributor customers whereby they must purchase a minimum quantity of our products. Although we have maintained long term relationships with many of our wholesale distributor customers, we cannot assure you that historic levels of business from any of our customers will continue or increase in the future.

Gildan 2005 Annual Report	41
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
We are subject to international trade legislation that is becoming increasingly liberalized
The textile and apparel industries of developed countries (including Canada, the United States and Western Europe) have historically received a relatively higher degree of trade protection than other countries. Since January 2005, quotas on imports of textiles and apparel from member countries of the World Trade Organization have been eliminated with the exception of China, which will continue to be subject to quotas on its textile and apparel exports until the end of 2008. Additionally, the textile and apparel industries of developed countries are also faced with new bilateral trade agreements which allow participating countries duty-free or lower tariff access to their markets. The Company has situated its manufacturing facilities in strategic locations to take advantage of these trade liberalization measures and which enable it to compete effectively in its markets. To date, the Company has not been negatively impacted by these changes in international trade legislation, although there can be no assurance that we will not be impacted in the future.
We currently pay income tax at a comparatively low effective rate, which could change in the future
The Company’s sales structure results in the income generated from its international sales being subject to relatively low income tax rates. The structure is supported by current domestic laws in the countries in which the Company operates as well as through the application of income tax treaties between various countries in which the Company operates. The Company conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company.
It should be noted that any unanticipated changes to either current domestic laws in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, could impact the effective tax rate of the Company.
The price of the raw materials we buy is prone to significant fluctuations and volatility
The Company purchases cotton through its yarn-spinning joint venture, and also purchases processed cotton yarn from outside vendors, at prices that vary depending on the actual price of cotton. The Company enters into futures contracts and makes other arrangements to establish firm prices for cotton and cotton yarn up to eighteen months in advance of delivery. For future deliveries with a fixed price, the Company will not be able to benefit from price decreases but we will be protected against price increases. Conversely, in the event that we have not entered into sufficient cotton futures contracts or made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases.
Without taking into account the impact of futures contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $2.9 million, at estimated production levels for fiscal 2006. The ultimate effect of this change on the Company’s earnings cannot be quantified, as the relationship between movements in cotton prices and movements in industry selling prices cannot be predicted with any certainty.
Our operations are subject to political, social and economic risks
The majority of our products are now manufactured and sewn in Central America, the Caribbean Basin and Mexico. The Company is currently adding significant new capacity and making further capital investments in Central America and the Caribbean Basin. Some of the countries where we manufacture our products and where we are adding new capacity have experienced political, social and economic instability in the past. We cannot predict the future political, social or economic stability of these countries or the impact of any such changes on our business.

42	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our industry is subject to fluctuations in sales demand
Demand for our products may vary from year to year. Based on discussions with our customers and our analysis of factors impacting industry demand at the beginning of each fiscal year, we produce and store finished goods inventory to meet the expected demand for delivery. If, after producing and storing inventory in anticipation of deliveries, demand is significantly less than expected, we may have to hold inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business. The risk of experiencing lower than anticipated demand is mitigated by the fact that our products are subject to low fashion risk, and by the increasing diversification of our customer base.
Our operations are subject to environmental regulation
We are subject to various environmental and occupational health and safety laws and regulations in our operations in Canada, the United States and offshore. Future events, such as:
•	a change in existing laws and regulations;

•	the enactment of new laws and regulations;

•	a release of hazardous substances on or from our properties or any associated offsite disposal location; or

•	the discovery of contamination from prior activities at any of our properties may give rise to compliance or environmental remediation costs that could have a material adverse effect on our business.
We are exposed to concentrations of credit risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company invests available cash in short-term deposits with major North American and European financial institutions.
The Company’s extension of credit involves judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining partial credit insurance. As at October 2, 2005, the Company’s top ten customers accounted for 55.6% (2004 — 51.5%) of the trade receivable balance, of which one customer represented 18.9% (2004 — 19.5%). The remaining trade receivable balance is dispersed among a large number of customers across many geographic areas including the United States, Canada, Europe and Australasia. An allowance for doubtful accounts is maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other available information.
Foreign currency fluctuations risk
Effective fiscal 2004, the functional and reporting currency of the Company was changed from the Canadian dollar to the U.S. dollar. This change was made as the majority of the Company’s sales revenues are denominated in U.S. dollars, while its manufacturing operations are increasingly diversified outside Canada. However, as the Company operates as an international business, its financial results continue to be exposed to the effects of changes in foreign currency (non-U.S. dollar) exchange rates. The Company’s exposure relates primarily to changes in the U.S./Canadian dollar, U.S./British pound and U.S./Euro exchange rates. The Company views its foreign currency revenue streams as a partial natural hedge against its foreign currency expenses, and believes that its overall exposure to foreign currency fluctuations is limited and is unlikely to materially impact its future results.

Gildan 2005 Annual Report	43
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
DISCLOSURE OF OUTSTANDING SHARE DATA
Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).
As of November 30, 2005 there were 59,955,233 common shares issued and outstanding along with 568,778 stock options and 373,500 restricted share units outstanding. Each stock option and restricted share unit entitles the holder to either purchase or receive one common share at the end of the vesting period.
RECONCILIATION OF NON-GAAP MEASURES
The following measures included in this report do not have standardized meanings under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies:
1.	Free cash flow;

2.	Total indebtedness;

3.	Cash in excess of debt (Net debt); and

4.	All references made to adjusted gross margin, adjusted selling, general and administrative expenses, adjusted net earnings and adjusted diluted earnings per share.
The following table reconciles all non-GAAP financial measures mentioned in this Management Discussion and Analysis to the most directly comparable GAAP measures:
(in thousands of dollars, except earnings per share)

	2005	2004	2003

Free Cash Flow
Cash flows from operating activities	$93,250	$58,920	$63,721
Cash flows from investing activities	(83,848)	(53,820)	(39,458)

Free cash flow	$9,402	$5,100	$24,263

Total Indebtedness/Cash in excess of debt (Net debt)
Bank indebtedness	$(3,980)	$—	$—
Current portion of long-term debt	(19,859)	(18,610)	(19,481)
Long-term debt	(27,288)	(37,979)	(54,078)

Total indebtedness	(51,127)	(56,589)	(73,559)
Cash and cash equivalents	69,802	60,671	69,340

Cash in excess of debt (Net debt)	$18,675	$4,082	$(4,219)

44	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Consolidated Statement of Earnings and Earnings per Share
(in thousands of dollars, except earnings per share)

2005	Audited			Adjusted

Sales	$653,851			$653,851
Cost of sales	450,570			450,570

Gross profit	203,281			203,281
Special charge	10,726	(10,726	)(1)	—
Selling, general and administrative expenses	74,896			74,896

EBITDA(2)	117,659	10,726		128,385
Depreciation and amortization	25,615			25,615
Interest expense	4,615			4,615
Non-controlling interest in income of consolidated joint venture	34			34

Earnings before income taxes	87,395	10,726		98,121
Income taxes expense	1,352	3,718	(1)	5,070

Net earnings	$86,043	$7,008		$93,051

Basic EPS	$1.44			$1.56
Diluted EPS	1.43			1.55

2004	Audited			Adjusted

Sales	$533,368			$533,368
Cost of sales	378,696	(3,251	)(3)	375,445

Gross profit	154,672	3,251		157,923
Selling, general and administrative expenses	62,898	(4,614	)(4)	58,284

EBITDA(2)	91,774	7,865		99,639
Depreciation and amortization	22,275			22,275
Interest expense	6,170			6,170

Earnings before income taxes	63,329	7,865		71,194
Income taxes expense	3,078	1,430	(4)	4,508

Net earnings	$60,251	$6,435		$66,686

Basic EPS	$1.02			$1.13
Diluted EPS	1.01			1.12

1	Adjustment to remove special charge relating to the closure of the Canadian yarn-spinning facilities and the income tax effect thereon. See page 26.

2	Earnings before interest, income taxes, depreciation and amortization

3	Adjustments due to the change in functional currency. See page 24.

4	Adjustments due the charge to satisfy the Company’s contractual commitments to H. Greg Chamandy and the income tax effect thereon. See page 26.

Gildan 2005 Annual Report	45
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
FORWARD-LOOKING STATEMENTS
Certain statements included in this management discussion and analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission as well as the “Risks” section of this MD&A beginning on page 40 for a discussion of the various factors that may affect the Company’s future results.Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Readers are cautioned however not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
We believe that the expectations represented by such forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.
December 19, 2005

46	Gildan 2005 Annual Report
CONSOLIDATED FINANCIAL STATEMENTS

47	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

48	AUDITORS’ REPORT TO THE SHAREHOLDERS

49	CONSOLIDATED BALANCE SHEETS

50	CONSOLIDATED STATEMENTS OF EARNINGS

50	CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

51	CONSOLIDATED STATEMENTS OF CASH FLOWS

52	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gildan 2005 Annual Report	47
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.
To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared.
The Company’s Audit and Finance Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit and Finance Committee meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit and Finance Committee of the Board of Directors.
The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer
November 25, 2005

48	Gildan 2005 Annual Report
AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Gildan Activewear Inc. as at October 2, 2005 and October 3, 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 2, 2005, October 3, 2004 and October 5, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 2, 2005 and October 3, 2004 and the results of its operations and its cash flows for the years ended October 2, 2005, October 3, 2004 and October 5, 2003 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Montreal, Canada
November 25, 2005

Gildan 2005 Annual Report	49
CONSOLIDATED BALANCE SHEETS
October 2, 2005 and October 3, 2004
(In thousands of US dollars)

	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$69,802	$60,671
Accounts receivable	108,646	85,317
Inventories	134,861	116,615
Prepaid expenses and deposits	4,394	3,243
Future income taxes (note 12)	10,135	8,149

	327,838	273,995

Fixed assets (note 3)	260,615	211,693
Other assets (note 4)	4,036	3,127
Assets held for sale (note 14 (b))	5,027	—

	$597,516	$488,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 5)	$3,980	$—
Accounts payable and accrued liabilities	86,843	74,607
Income taxes payable	2,206	1,966
Current portion of long-term debt (note 6)	19,859	18,610

	112,888	95,183

Long-term debt (note 6)	27,288	37,979
Future income taxes (note 12)	31,386	28,058
Non-controlling interest	5,394	—

Shareholders’ equity (note 7):
Share capital	84,177	78,170
Contributed surplus	1,596	681
Cumulative translation adjustment	26,248	26,248
Retained earnings	308,539	222,496

	420,560	327,595
Commitments and contingent liabilities (note 10)

	$597,516	$488,815

See accompanying notes to consolidated financial statements.
On behalf of the Board:

Glenn J. Chamandy	Pierre Robitaille
Director	Director

50	Gildan 2005 Annual Report
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended October 2, 2005, October 3, 2004 and October 5, 2003
(In thousands of US dollars, except per share amounts)

	2005	2004	2003

Sales	$653,851	$533,368	$431,195
Cost of sales	450,570	378,696	301,341

Gross profit	203,281	154,672	129,854
Selling, general and administrative expenses	74,896	62,898	48,403
Special charge (note 14 (b))	10,726	—	—

Earnings before the undernoted items	117,659	91,774	81,451
Depreciation and amortization	25,615	22,275	16,088
Interest	4,615	6,170	6,419
Non-controlling interest in income of consolidated joint venture	34	—	—

	30,264	28,445	22,507

Earnings before income taxes	87,395	63,329	58,944
Income taxes (note 12)	1,352	3,078	5,788

Net earnings	$86,043	$60,251	$53,156

Earnings per share (note 13):
Basic	$1.44	$1.02	$0.91
Diluted	1.43	1.01	0.89

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended October 2, 2005, October 3, 2004 and October 5, 2003
(In thousands of US dollars)

	2005	2004	2003

Retained earnings, beginning of year	$222,496	$162,245	$109,089
Net earnings	86,043	60,251	53,156

Retained earnings, end of year	$308,539	$222,496	$162,245

See accompanying notes to consolidated financial statements.

Gildan 2005 Annual Report	51
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 2, 2005, October 3, 2004 and October 5, 2003
(In thousands of US dollars)

	2005	2004	2003

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net earnings	$86,043	$60,251	$53,156
Adjustments for:
Depreciation and amortization	25,615	22,275	16,088
Stock-based compensation costs	1,050	477	—
Future income taxes	176	2,947	4,196
Loss on disposal and writedown of fixed assets	7,373	1,949	244
Non-controlling interest	34	—	—
Unrealized foreign exchange loss (gain)	2,552	586	(34)
Changes in non-cash working capital balances:
Accounts receivable	(22,694)	(20,236)	(7,320)
Inventories	(17,790)	(13,112)	(16,131)
Prepaid expenses and deposits	(1,082)	440	(831)
Accounts payable and accrued liabilities	11,979	5,416	12,654
Income taxes payable	(6)	(2,073)	1,699

	93,250	58,920	63,721

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Repayment of long-term debt	(24,739)	(19,981)	(948)
Increase in long-term debt	12,086	4,125	268
Increase in bank indebtedness	3,980	—	—
Repayment of capital leases	(157)	(1,158)	(3,396)
Proceeds from the issuance of shares	5,872	2,664	4,487
Contribution by non-controlling interest	2,500	—	—

	(458)	(14,350)	411

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Purchase of fixed assets, net of disposals	(86,124)	(53,684)	(39,415)
Proceeds from the sale of assets held for sale	4,087	—	—
Increase in other assets	(1,811)	(136)	(43)

	(83,848)	(53,820)	(39,458)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	187	581	(344)

Net increase (decrease) in cash and cash equivalents during the year	9,131	(8,669)	24,330
Cash and cash equivalents, beginning of year	60,671	69,340	45,010

Cash and cash equivalents, end of year	$69,802	$60,671	$69,340

Supplemental disclosure of cash flow information (note 14 (e))
See accompanying notes to consolidated financial statements.

52	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

Gildan Activewear Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear apparel. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2005, 2004 and 2003 represent the fiscal years ended October 2, 2005, October 3, 2004 and October 5, 2003, respectively. Fiscal 2003 includes 53 weeks instead of the normal 52 weeks. The inclusion of an extra week occurs in every sixth fiscal year due to the Company’s floating year-end date.
(1)	CHANGE IN ACCOUNTING POLICY

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 — Consolidation of Variable Interest Entities (“AcG-15”) (“VIEs”), which contains guidelines that harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity, but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. The Company determined that its joint venture (CanAm Yarns, LLC (formerly Cedartown Manufacturing, LLC)) (“CanAm”) with Frontier Spinning Mills, Inc. meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

The Company elected to early adopt this standard in order to minimize any potential difference between Canadian and US GAAP. The consolidation of CanAm at October 4, 2004, the beginning of the Company’s 2005 fiscal year, increased total assets by $7,929, total liabilities by $5,069, and non-controlling interest by $2,860. The Company’s net earnings were not affected by this change as the investment in the joint venture was previously accounted for using the proportionate consolidation method.
(2)	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 18. The principal accounting policies of the Company are summarized as follows:
(a)	Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and a joint venture for which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c)	Inventories

Inventories are stated at the lower of cost and market value. Cost is established based on the first-in, first-out method. Market value is defined as replacement cost for raw materials and net realizable value for work in process and finished goods.

(d)	Fixed assets

Fixed assets are recorded at cost. Depreciation and amortization are calculated on a straight-line basis at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Equipment	6 2/3% to 25%
Equipment under capital leases	6 2/3% to 25%

Gildan 2005 Annual Report	53
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)
SIGNIFICANT ACCOUNTING POLICIES (continued)
(d)	Fixed assets (continued)

Fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, which is established as the carrying amount of an asset to be held and used over the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is the estimated value at which the asset could be bought or sold in a transaction between willing parties.

(e)	Deferred charges

The costs of obtaining long-term financing are deferred and amortized using the interest method over the term of the related debt. Plant start-up costs are deferred and amortized on a straight-line basis over two years. The amortization of these charges is included in depreciation and amortization.

(f)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

Significant estimates and assumptions affect many items in the financial statements including the key assumptions used in determining the allowance for doubtful accounts, future income tax assets and liabilities, stock-based compensation costs and the useful life and recoverability of fixed assets.

(g)	Foreign exchange

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than US dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than US dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than US dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

(h)	Revenue recognition

Sales are recognized upon shipment of products to customers, since title passes upon shipment. At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs.

(i)	Cotton and yarn procurements

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton that are not recoverable in future sales of finished goods, and records a charge to earnings.

(j)	Financial instruments and hedging relationships

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts, to manage risks related to fluctuations in exchange rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

54	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SIGNIFICANT ACCOUNTING POLICIES (continued)
(j)	Financial instruments and hedging relationships (continued)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to earnings in the same period as for the corresponding gains or losses for the hedged items; gains and losses realized subsequently as a result of marking-to-market are charged directly to earnings. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expires, deferred gains or losses are charged to earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

Gains and losses on forward foreign exchange contracts are recognized in earnings in the same period as the transactions that are hedged, and offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge.

(k)	Income taxes

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and if realization is not considered to be more likely than not, a valuation allowance is provided.

(l)	Stock-based compensation and other stock-based payments

Effective the commencement of its 2004 fiscal year, the Company follows the fair value-based method to account for all transactions whereby services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value- based method, compensation cost is measured at the fair value at the date of grant and is expensed over the award’s vesting period.

For employee share purchase plans, the Company’s contribution, on the employee’s behalf, is recognized as a compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

The following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during fiscal 2003.

	2005	2004	2003

Net earnings, as reported	$86,043	$60,251	$53,156
Deduct:
Total stock-based employee compensation recovery (expense) determined under fair value-based method for awards granted in fiscal 2003	10	101	(240)

Pro forma net earnings	$86,053	$60,352	$52,916

Gildan 2005 Annual Report	55
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SINIFICANT ACCOUNTING POLICIES (continued)
(l)	Stock-based compensation and other stock-based payments (continued)

	2005	2004	2003

Earnings per share:
Basic:
As reported	$1.44	$1.02	$0.91
Pro forma	1.44	1.02	0.90
Diluted:
As reported	1.43	1.01	0.89
Pro forma	1.43	1.01	0.89
During fiscal 2005, 26,666 (2004 — 173,754) options granted in fiscal 2003 were cancelled, which reduced the amount of stock-based compensation for the year, presented above, by $59 (2004 — $196), since the Company only accounts for forfeitures as they occur.

The weighted average grant-date fair value of the remaining 41,992 options granted in fiscal 2003 is CA$4.81 per option, which is recognized as compensation cost over the vesting period for purposes of calculating pro forma net earnings.

The weighted average fair value of each option granted in fiscal 2003 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

Risk-free interest rate	3.59%
Expected volatility	34.14%
Expected life	2.68 years
Expected dividend yield	nil
(m)	Employee future benefits

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees’ contributions up to a fixed percentage of the employee’s salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

(n)	Earnings per share

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner, except the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive, and the issuance of restricted share units.

The number of additional shares is calculated by assuming that outstanding options are exercised, and that the proceeds from such exercises are used to repurchase common shares at the average share price for the period.

(o)	Research and development investment tax credits and government grants

Research and development investment tax credits and government grants are recorded as a reduction of the related expense or the cost of the assets acquired. Tax credits are recorded in the accounts when reasonable assurance exists that they will be realized.

56	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SIGNIFICANT ACCOUNTING POLICIES (continued)
(p)	Environmental expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(q)	Guarantees

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Company considers probable that a payment relating to the guarantee has to be made to the other party.

(r)	Asset retirement obligations

The Company records the obligation for estimated asset retirement costs at fair value when the legal obligation associated with the retirement of a tangible, long-lived asset and obligations in connection with leased assets are incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over the remaining useful life. The liability is accreted to full value over time through charges to earnings. Cost estimates are influenced by factors such as the number and type of assets subject to asset retirement obligations, the extent of work required and changes in environmental legislation. A revision to the estimated cost or useful lives of the assets could result in an increase or decrease in the total obligation which would change the amount of amortization and accretion expense recognized in net earnings over time.

As at October 2, 2005 and October 3, 2004, there were no significant asset retirement obligations recorded in the accounts of the Company.
(3)	FIXED ASSETS

			2005
		Accumulated
		depreciation and	Net book
	Cost	amortization	value

Land	$19,032	$—	$19,032
Buildings and improvements	95,207	10,691	84,516
Equipment	225,514	72,312	153,202
Equipment under capital leases	1,532	1,307	225
Construction in progress	3,640	—	3,640

	$344,925	$84,310	$260,615

Gildan 2005 Annual Report	57
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

FIXED ASSETS (continued)

			2004
		Accumulated
		depreciation and	Net book
	Cost	amortization	value

Land	$14,524	$—	$14,524
Buildings and improvements	61,667	8,121	53,546
Equipment	182,036	57,242	124,794
Equipment under capital leases	1,928	1,309	619
Construction in progress	18,210	—	18,210

	$278,365	$66,672	$211,693

(4)	OTHER ASSETS

	2005	2004

Loan to director and officer (2004 — CA$300) (a)	$—	$238
Deferred charges, net of accumulated amortization of $5,716 (2004 — $4,901)	1,482	1,459
Long-term receivable	1,133	—
Prepaid equipment rental	446	556
Deposits	662	583
Other	313	291

	$4,036	$3,127

(a)	During fiscal 2005, the balance of a loan due from a director and officer was repaid.
(5)	BANK INDEBTEDNESS

The Company’s joint venture, CanAm, has a revolving line of credit in the amount of $4,000. As at October 2, 2005, the joint venture had utilized $3,980 of its line of credit. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.25% (6.13% at October 2, 2005). The line of credit is secured by a first ranking security interest on the assets of the joint venture.

58	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)
(6)	LONG-TERM DEBT

	2005	2004

Secured
Senior notes (a)	$35,000	$52,500
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.75%, maturing in September 2012 (6.63% at October 2, 2005), collateralized by real estate (b)	10,658	—
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 3% (4.84% at October 3, 2004), refinanced in 2005 (b)	—	3,369
Term loan, repayable in monthly instalments, bearing interest at 6%, maturing in December 2008 (b)	1,041	—
Obligations under capital leases, bearing interest at 3.83%, maturing in December 2006	186	343

	$46,885	$56,212
Current portion of secured debt	19,737	18,495

	$27,148	$37,717

Unsecured
Term loans, bearing interest at rates up to 5% per annum, maturing at various dates through 2008	$262	$377
Current portion of unsecured debt	122	115

	$140	$262

Total unsecured and secured long-term debt	$27,288	$37,979

(a)	In fiscal 2000, the Company issued senior notes in the amount of $70,000. These notes are repayable in four equal annual instalments which commenced in June 2004. The outstanding balances bear interest at 9.51% on $27,500 and 9.88% on $7,500, and are secured by tangible and intangible property of the Company. The combined effective interest rate on the senior notes for fiscal 2005 was 9.59% (2004 — 9.59%).

(b)	These term loans have been entered into by CanAm, the Company’s joint venture with Frontier Spinning Mills, Inc.
The Company has a revolving term credit facility for a maximum of $200,000 which matures in July 2008. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company’s accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. There were no amounts drawn under this facility at October 2, 2005 or October 3, 2004.
Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at October 2, 2005 and October 3, 2004.
Principal payments due on long-term debt, other than obligations under capital leases, are as follows:

Fiscal year

2006	$19,700
2007	19,704
2008	2,149
2009	1,830
2010	1,770
Thereafter	1,808

$46,961

Gildan 2005 Annual Report	59
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)
LONG-TERM DEBT (continued)

Future minimum lease payments under capital leases are as follows:

Fiscal year

2006	$164
2007	27

Total minimum lease payments	191
Less imputed interest	5

$186

(7)	SHAREHOLDERS’ EQUITY

Changes in share capital were as follows:

		2005		2004
		Book		Book
	Shares	value	Shares	value

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting Second preferred shares, issuable in series, non-voting Common shares
Issued and outstanding:
Commons shares:
Total outstanding, beginning of year	—	$—	—	$—
Conversion of Class A shares into common shares (a)	59,397,412	78,170	—	—
Shares issued under employee share purchase plan	9,916	200	—	—
Shares issued pursuant to exercise of stock options	547,202	5,807	—	—

Total outstanding, end of year	59,954,530	84,177	—	—
Class A subordinate voting shares:
Total outstanding, beginning of year	59,397,412	78,170	46,851,932	72,023
Conversion of Class A shares into common shares (a)	(59,397,412)	(78,170)	—	—
Conversion of Class B shares into Class A shares (e)	—	—	12,188,000	3,467
Shares issued under employee share purchase plan	—	—	11,174	163
Shares issued pursuant to exercise of stock options	—	—	346,306	2,517

Total outstanding, end of year	—	—	59,397,412	78,170
Class B multiple voting shares:
Total outstanding, beginning of year	—	—	12,188,000	3,467
Conversion of Class B shares into Class A shares (e)	—	—	(12,188,000)	(3,467)

Total outstanding, end of year	—	—	—	—

	59,954,530	$84,177	59,397,412	$78,170

60	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SHAREHOLDERS’ EQUITY (continued)

The amounts credited to share capital from exercise of stock options include a cash consideration of $5,672 as well as an ascribed value from contributed surplus of $135 (2004 — nil).
(a)	The Articles of the Company were amended by Certificate of Amendment dated February 2, 2005 to create an unlimited number of a new class of common shares, convert each of the issued and outstanding Class A subordinate voting shares into one of the common shares created, and cancel the Class B multiple voting shares and the Class A subordinate voting shares as well as the rights, privileges, restrictions and conditions attached thereto.

(b)	On December 1, 2004, the Board of Directors approved the renewal of the stock repurchase program authorizing the Company to purchase up to a maximum of 1,000,000 of the Company’s common shares in the open market commencing December 22, 2004 and ending December 21, 2005. As at October 2, 2005, no shares had been repurchased under this plan.

(c)	On December 1, 2004, the Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, the shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(d)	On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All share and per share data reflect the effect of the stock split on a retroactive basis.

(e)	On March 1, 2004, the holders of the Class B multiple voting shares converted all the issued and outstanding Class B multiple voting shares into Class A subordinate voting shares on a one-for-one basis for no consideration.

(f)	Changes in contributed surplus were as follows:

Balance, October 5, 2003	$220
Stock-based compensation related to stock options and restricted share units	461

Balance, October 3, 2004	681
Stock-based compensation related to stock options and restricted share units	1,050
Ascribed value credited to share capital from exercise of stock options	(135)

Balance, October 2, 2005	$1,596

(g)	Cumulative translation adjustment:

On October 6, 2003, the Company adopted the US dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26,248 which is reflected in the cumulative translation adjustment.
(8)	STOCK-BASED COMPENSATION
(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 1,400,000 common shares for issuance under the plans. As at October 2, 2005, a total of 52,756 (2004 — 42,840) shares were issued under these plans.

Gildan 2005 Annual Report	61
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

STOCK-BASED COMPENSATION (continued)
(b)	Stock options

Under the Company’s Long-Term Incentive Plan (“LTIP”), the Company may grant options to purchase common shares at the current market price on the date of grant to officers, other key employees and directors of the Company. Stock options vest equally over a two to four-year period from the date of grant, and expire no more than ten years after the date of grant. The LTIP provided that the number of common shares reserved for issuance shall not exceed 5,537,776 shares.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price

		(in Canadian dollars)
Options outstanding, October 5, 2003	1,680,372	$12.74
Exercised	(346,306)	9.59
Cancelled	(191,420)	17.60

Options outstanding, October 3, 2004	1,142,646	$12.88
Exercised	(547,202)	12.78
Cancelled	(26,666)	20.45

Options outstanding, October 2, 2005	568,778	$12.62

The following table summarizes information about stock options outstanding and exercisable at October 2, 2005:

			Options outstanding		Options exercisable

				Weighted
			Weighted	average		Weighted
Range of			average	remaining		average
exercise			exercise	contractual		exercise
prices		Number	price	life (yrs)	Number	price

(in Canadian dollars)			(in Canadian dollars)			(in Canadian dollars)
$	2.57 — 4.88	62,056	$3.53	3.07	62,056	$3.53
$	7.19 — 9.85	16,134	7.65	4.55	13,334	7.19
$	10.00 — 12.63	269,149	12.08	5.20	248,504	12.18
$	13.75 — 17.29	201,437	16.00	5.49	198,332	15.98
$	17.40 — 20.45	20,002	18.08	7.11	2,669	17.40

		568,778	$12.62	5.12	524,895	$12.49

62	Gildan 2005 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

STOCK-BASED COMPENSATION (continued)
(c)	Under the Company’s (“LTIP”), the Board of Directors may grant restricted share units (“RSUs”). An RSU is the right of an individual to whom a grant of such unit is made to receive one common share at the end of the vesting period, if certain conditions have been achieved, which include the employee’s continued employment during that period and achievement of specified performance objectives. Grant levels of RSUs are determined by the Board of Directors, primarily based on the expected impact of the role of the employee on the Company’s performance and strategic development. At the end of the vesting period, the common shares to which a holder of RSUs is entitled will be issued from treasury subject to the share limit provided in the LTIP. Compensation expense relating to the RSU plan is recognized in the financial statements over the vesting period based on the fair value of the RSU on the date of the grant.
Changes in outstanding RSUs were as follows:

		Weighted
		average
		fair value
	RSU	per unit

		(in Canadian dollars)
RSUs outstanding, October 5, 2003	—	$—
Granted	230,000	19.65
Cancelled	(6,000)	19.66

RSUs outstanding, October 3, 2004	224,000	19.65
Granted	162,000	27.83
Cancelled	(30,000)	18.33

RSUs outstanding, October 2, 2005	356,000	$23.48

As of October 2, 2005, none of the awarded and outstanding RSUs were vested and all have terms that cliff vest at the end of 5 years from the date of grant. The compensation expense recorded for fiscal 2005, in respect of the LTIP, was $919 (2004 — $331). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are credited to share capital.
(9)	DEFERRED SHARE UNIT PLAN

Effective October 4, 2004, the Company established a deferred share unit plan for independent members of the Company’s Board of Directors who may elect annually to receive all or a portion of their retainers and fees in the form of deferred share units (“DSUs”). The value of these DSUs is the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 2, 2005, there were 2,666 DSUs outstanding at a value of $102 .This amount is included in “Accounts payable and accrued liabilities”. The DSU obligation will continue to be adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in “ Selling, general and administrative expenses”.

Gildan 2005 Annual Report	63
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(10)	COMMITMENTS AND CONTINGENT LIABILITIES
(a)	The minimum annual lease payments under operating leases are approximately as follows:

Fiscal year

2006	$7,287
2007	3,872
2008	3,132
2009	2,678
2010	2,272
Thereafter	10,606

$29,847

(b)	As at October 2, 2005, there were contractual obligations outstanding of approximately $16,971 for the acquisition of fixed assets (2004 — $27,560).

(c)	The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.
(11)	GUARANTEES

As at October 2, 2005, significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at October 2, 2005, the maximum potential liability under these guarantees was $28,500, of which $8,700 was for surety bonds and $19,800 was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during fiscal 2006, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature upon 30 days notice.

As at October 2, 2005, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations to stand ready to perform in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

64	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(12)	INCOME TAXES

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2005	2004	2003

Combined basic Canadian federal and provincial income taxes	$27,075	$20,012	$19,602
Increase (decrease) in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(29,016)	(19,935)	(15,430)
Effect of non-deductible expenses and other	3,293	3,001	1,616

	$1,352	$3,078	$5,788

For fiscal 2005, the effect of different tax rates on earnings of foreign subsidiaries was greater than the amount computed by applying the combined Canadian tax rates to consolidated earnings before income taxes. This occurred due to a combination of losses incurred in the Canadian parent company that generated a recovery of income taxes at statutory Canadian rates, and earnings in the Company’s subsidiaries that generated income tax expense at relatively low tax rates.

The components of income tax expense are as follows:

	2005	2004	2003

Current income taxes	$1,176	$131	$1,592
Future income taxes	176	2,947	4,196

	$1,352	$3,078	$5,788

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax position are as follows:

	2005	2004

Future income tax assets:
Non-capital losses and research and development expenses	$6,735	$4,099
Inventory	645	1,347
Reserves and accruals	1,555	1,453
Other	1,200	1,250

	10,135	8,149
Future income tax liabilities:
Fixed assets and other	31,386	28,058

Net future income tax liability	$21,251	$19,909

Management believes that all future income tax assets will more likely be realized than not and, accordingly, no valuation allowance has been provided.

Gildan 2005 Annual Report	65
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(13)	EARNINGS PER SHARE

A reconciliation between basic and diluted earnings per share is as follows:

	2005	2004	2003

Basic earnings per share:
Basic weighted average number of common shares outstanding	59,690,966	59,181,610	58,483,292

Basic earnings per share	$1.44	$1.02	$0.91

Diluted earnings per share:
Basic weighted average number of common shares outstanding	59,690,966	59,181,610	58,483,292
Plus impact of stock options and RSUs	443,910	489,568	968,086

Diluted weighted average number of common shares outstanding	60,134,876	59,671,178	59,451,378

Diluted earnings per share	$1.43	$1.01	$0.89

All stock options and RSUs outstanding for fiscal 2005 were dilutive.

Excluded from the above calculation for fiscal 2004 are 64,000 stock options ranging in price from CA$18.25 to CA$20.44 which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares. All stock options outstanding for fiscal 2003 were dilutive. In addition, there are 178,000 (2004 — 112,000) RSUs that have performance-vesting triggers that were excluded from the above calculation of diluted earnings per share for fiscal 2005 and 2004.

(14)	OTHER INFORMATION
(a)	The following items were included in the determination of the Company’s net earnings:

	2005	2004	2003

Depreciation expense of fixed assets	$24,677	$21,511	$15,407
Interest expense on long-term debt	4,805	6,226	6,751
Interest expense on short-term indebtedness	56	—	—
Foreign exchange (loss) gain	(1,113)	47	1,206
Defined contribution plan expense	688	442	376
Amortization expense of deferred start-up costs	502	377	297
Amortization of deferred financing costs and other	436	387	384
Investment income	450	248	371
Special charge (b)	10,726	—	—

66	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

OTHER INFORMATION (continued)
(b)	During fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $10,726 before tax ($7,008 after tax) for closure costs. The components of the special charge are as follows:

Writedown of fixed assets	$6,783
Employee severance	3,688
Other	255

$10,726

A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s joint venture with Frontier Spinning Mills, Inc. The Company reduced the carrying values of the remaining fixed assets considered to be held for sale to their fair values. The severance costs were fully paid in the year.

(c)	An amount of approximately $1,173 (2004 — $500) is included as compensation costs in “Selling, general and administrative expenses” in the consolidated statements of earnings for fiscal 2005 in respect of the employee share purchase plans, RSUs, DSUs and certain stock options.

(d)	During fiscal 2004, the Company closed one of its Honduran sewing facilities. The total costs of closure amounted to $2,200, of which $1,400 related mainly to severance payments recorded in “Cost of sales” and $800 represented the writedown of fixed assets that was recorded in “Selling, general and administrative expenses.” As at October 3, 2004, all payments relating to the closure had been made.

(e)	Supplemental cash flow disclosure:

	2005	2004	2003

Cash paid during the year for:
Interest	$4,516	$6,404	$6,444
Income taxes	1,557	1,812	1,075
Non-cash transactions:
Additions to fixed assets included in accounts payable and accrued liabilities	740	3,473	2,349

Cash and cash equivalents consist of:
Cash balances with banks	$38,802	$33,571	$50,672
Short-term investments, bearing interest at 3.67% (2004 — 1.72%; 2003 — 1.65%)	31,000	27,100	18,668

	$69,802	$60,671	$69,340

Gildan 2005 Annual Report	67
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(15)	RELATED PARTY TRANSACTIONS

The Company has transactions with Frontier Spinning Mills, Inc., its joint-venture partner in CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions that occurred throughout fiscal 2004 and 2005 and balances owed as of the year-end dates:

	2005	2004

Transactions:
Yarn purchases	$106,820	$94,910
Management fee expense	562	—
Balances outstanding:
Accounts payable	15,631	22,683

During fiscal 2005, Frontier Spinning Mills, Inc. contributed $2,500 in cash to CanAm.

(16)	FINANCIAL INSTRUMENTS
(a)	Foreign currency risk management

A portion of the Company’s sales are denominated in currencies other than US dollars. The Company uses the revenue stream in these non-US dollar currencies as a natural hedge against purchases of fixed assets and expenses denominated in these non-US dollar currencies. From time to time, the Company also uses forward foreign exchange contracts to hedge its foreign exchange exposure on cash flows related to sales and operating expenses.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at October 2, 2005 and October 3, 2004:

					Notional
		Notional	Exchange		US dollar
		amount	rate	Maturity	equivalent

2005:
Sell contracts:
Foreign exchange contracts:		€9,276	1.3450 to 1.3721	Oct. 2005 — Sept. 2006	$12,620
		£4,490	1.8707 to 1.8909	Oct. 2005 — Sept. 2006	8,439
	CA	$2,800	0.8610	Oct. 2005	2,410

Buy contracts:
Foreign exchange contracts:	CA	$21,400	0.7997 to 0.8216	Oct. 2005 — Aug. 2006	$17,348
		€2,150	1.2039	Oct. 2005	2,588

2004:
Sell contracts:
Foreign exchange contracts:		€1,409	1.2703 to 1.2717	Oct. — Dec. 2004	$1,791
		£1,002	1.7970 to 1.8490	Oct. — Dec. 2004	1,836

Buy contracts:
Foreign exchange contracts:	CA	$38,990	0.7251 to 0.7401	Oct. 2004 — May 2005	$28,726

68	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

FINANCIAL INSTRUMENTS (continued)
(a)	Foreign currency risk management (continued)

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions.

(b)	Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with North American and European financial institutions.

The Company’s extension of credit involves judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining partial credit insurance. As at October 2, 2005, the Company’s top 10 customers accounted for 55.6% (2004 — 51.5%) of the trade receivable balance, of which one customer represented 18.9% (2004 — 19.5%). The remaining trade receivable balances are dispersed among a large number of customers across many geographic areas including the United States, Canada, Europe and Australasia.

An allowance for doubtful accounts is maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c)	Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying values of its short-term financial assets and liabilities approximate their respective fair values as at the balance sheet dates because of the short-term maturity of those instruments.

The fair value of long-term debt is $49,532 (2004 — $61,252) compared to a carrying value of $47,147 (2004 — $56,589) as at October 2, 2005. The fair value of the forward foreign exchange contracts is $2,953 (2004 — $2,112) as at October 2, 2005. The method of calculating fair values for the financial instruments is described below.

The fair value of the Company’s long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value. The fair value of the forward foreign exchange contracts was determined using quoted market values.

(d)	Interest rate risk

The Company’s exposure to interest rate fluctuations is with respect to debt which bears interest at floating rates.

Gildan 2005 Annual Report	69
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(17)	SEGMENTED INFORMATION

The Company manufactures and sells activewear apparel. The Company operates in one business segment.
(a)	Major customers and revenues by geographic areas:
(i)	The Company has one customer accounting for greater than 10% of total sales. This customer accounted for 28.2% of total sales (2004 — 25.0%; 2003 — 27.5%).

(ii)	Sales were derived from customers located in the following geographic areas:

	2005	2004	2003

United States	$567,084	$452,060	$362,231
Canada	46,009	44,827	40,311
Europe and other	40,758	36,481	28,653

	$653,851	$533,368	$431,195

(b)	Fixed assets by geographic areas are as follows:

	2005	2004

Caribbean Basin and Central America	$141,029	$96,099
United States	67,260	28,006
Canada	47,711	82,034
Mexico	4,615	5,554

	$260,615	$211,693

70	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(18)	CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES

The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which conform, in all material respects, with those generally accepted in the United States except as described below:
(a)	Consolidated statements of earnings:

	2005	2004	2003

Net earnings in accordance with Canadian GAAP	$86,043	$60,251	$53,156
Swap expense (i)	(175)	(586)	(1,091)
Start-up costs (ii)	(293)	(347)	137
Stock-based compensation (iii)	–	106	(561)
Tax effect of above adjustments	54	32	273

Net earnings in accordance with United States GAAP	85,629	59,456	51,914
Other comprehensive income:
Mark-to-market adjustments on foreign exchange contracts, net of tax of $261 (2004 - $655) (note 18 (d))	580	1,457	—

Comprehensive income	$86,209	$60,913	$51,914

Earnings per share under United States GAAP:
Basic	$1.44	$1.00	$0.89
Diluted	1.43	1.00	0.87

Weighted average number of common shares outstanding under United States GAAP:
Basic	59,690,966	59,181,610	58,483,292
Diluted	60,134,876	59,671,178	59,451,378

(i)	Swap revenue:

Under United States GAAP, SFAS 133 Accounting for Derivative Instruments and Hedging Activities requires that all derivative instruments be recognized as assets or liabilities and be measured at fair value. Under Canadian GAAP, there is no requirement to record derivative instruments used for hedging purposes at fair values. Consequently, on an ongoing basis, differences arise between amounts recognized for Canadian GAAP and United States GAAP. Upon cancellation of the derivative instruments, the gain or loss recognized under Canadian GAAP is different than the amount under United States GAAP.

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of a cross-currency interest rate swap arrangement was deferred, and is being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into earnings.

(ii)	Start-up costs:

Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year’s start-up costs, and the reversal of the current year amortization of start-up costs deferred under Canadian GAAP.

Gildan 2005 Annual Report	71
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (continued)
(a)	Consolidated statements of earnings (continued):
(iii)	Stock-based compensation:

Effective October 6, 2003, the Company adopted the fair value recognition provisions of FASB Statement 123, Accounting for Stock-based Compensation, prospectively to all employee awards granted, modified or settled after that date. Consequently, for periods after October 5, 2003, there are no differences between Canadian GAAP and United States GAAP. In prior years, as permitted by the provisions of SFAS No. 123, the Company measured compensation cost using the intrinsic value method being the excess of the quoted market price of the Company’s stock at the grant date over the amount the employee must pay for the stock. Accordingly, as no excess existed at the grant date, no compensation expense was recognized for stock option awards. However, certain of the Company’s stock options granted prior to fiscal 2004 were modified which resulted in a new measurement date under United States GAAP. Compensation costs related to these modifications were expensed at the modification date.

Under Canadian GAAP, for options granted in prior years, the Company used the settlement date method of accounting for options, and compensation expense was not recognized.
(b)	Consolidated statements of cash flows:

	2005	2004	2003

Changes due to United States GAAP:
Operating activities on a Canadian basis	$93,250	$58,920	$63,721
Start-up costs	(293)	(347)	137

Operating activities cash flow, United States GAAP	92,957	58,573	63,858

Investing activities on a Canadian basis	(83,848)	(53,820)	(39,458)
Start-up costs	293	347	(137)

Investing activities cash flow, United States GAAP	(83,555)	(53,473)	(39,595)

Financing activities on a Canadian basis and under United States GAAP	(458)	(14,350)	411
Effect of exchange rate changes on cash and cash equivalents	187	581	(344)

Net increase (decrease) in cash and cash equivalents, during the year	9,131	(8,669)	24,330

Cash and cash equivalents, United States GAAP, beginning of year	60,671	69,340	45,010

Cash and cash equivalents, United States GAAP, end of year	$69,802	$60,671	$69,340

72	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (continued)
(c)	Consolidated balance sheets:

A reconciliation of shareholders’ equity under Canadian GAAP to United States GAAP is as follows:

	2005	2004

Shareholders’ equity under Canadian GAAP	$420,560	$327,595
United States GAAP adjustments:
Start-up costs	(1,053)	(760)
Foreign exchange contracts	2,953	2,112
Cross-currency swap	123	298
Tax effect on above adjustments	(954)	(747)

	1,069	903

Shareholders’ equity under United States GAAP	$421,629	$328,498

(d)	Comprehensive income:

Under United States GAAP, SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net earnings and all other changes in shareholders’ equity that do not result from transactions with shareholders. Such changes include cumulative foreign currency translation adjustments and the changes in the market value of the forward foreign exchange contracts considered as hedges against cash flow items. The Statement does not affect the Company’s financial position or results of operations.

Accumulated other comprehensive income, which resulted from (a) the change in functional currency in fiscal 2004 and (b) the market value of the forward foreign exchange contracts considered as hedges against cash flow items, is as follows:

	2005	2004	2003

Opening balance	$27,705	$26,248	$—
Change during the year	580	1,457	—
Cumulative translation adjustment	—	—	26,248

	$28,285	$27,705	$26,248

Under Canadian GAAP, the cumulative translation adjustment account is disclosed as a separate component of shareholders’ equity.

Gildan 2005 Annual Report	73
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (continued)
(e)	Supplementary information:

Under United States GAAP and Securities and Exchange Commission rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2005	2004	2003

Statements of earnings:
Rental expenses	$3,517	$2,826	$2,281
Advertising expenses	5,760	5,148	5,050

Balance sheets:
Accounts payable	43,234	40,040	35,395
Accrued liabilities	43,486	34,458	30,836
Allowance for doubtful accounts, price discounts and rebates	42,258	23,460	21,614

(19)	COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the current year’s presentation.

74 Gildan 2005 Annual Report
Head Office
Gildan Activewear Inc.
725 Montée de Liesse
Montreal, Quebec
Canada H4T 1P5
Tel.: (514) 735-2023
www.gildan.com
Stock Transfer Agent and Registrar
Computershare Trust Company of Canada
Computershare Trust Company, Inc.
United States
Auditors
KPMG LLP
Investor Information
Tel.: (514) 340-8791
Annual Meeting of Shareholders
Thursday, February 2, 2006
At 11:00 a.m.
Hotel Omni Mont-Royal
Salon des Saisons A
1050 Sherbrooke Street West
Montreal, Quebec
We are committed to adopting and adhering to corporate governance practices that either meet or exceed Canadian and U.S. corporate governance standards. As Gildan is a “foreign private issuer” in the U.S., its chief executive officer is not required to certify the compliance of the Company with all of the New York Stock Exchange Corporate Governance Listing Standards (the NYSE Standards). We believe that our corporate governance practices do not differ in any significant ways from those imposed on U.S. domestic companies under the NYSE Standards.